Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June […], 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 M.D. Sass 1-3 Year U.S. Agency Bond Fund (S000033200)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 31, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 228 to its registration statement, filed on behalf of its series, M.D. Sass 1-3 Year U.S. Agency Bond Fund (the “Fund”).  PEA No. 228 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2011 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.
Staff Comment:  The Staff notes that the Fund’s investment objective states several goals that the Fund may not be able to achieve simultaneously, and suggests that the Fund consider adopting a more simplified objective.

Response:  “The Fund seeks to achieve a high and stable rate of total return, when and as opportunities are available in the context of preserving capital in adverse markets.”

2.	Staff Comment: With respect to footnote (2) to the “Fees and Expenses of the Fund” table, please:

(a)	revise the parenthetical list of exclusions to the operating expense limitation so that it is a complete list of all exclusions (e.g., by deleting the word “generally”);

(b)	revise the last sentence in the footnote to clarify what is meant by “subject to the applicable limitation on Fund expenses”; and

(c)	confirm supplementally that the Fund’s operating expense limitation agreement will be filed as an exhibit to the Trust’s registration statement.

Response:  The Trust responds to (a) and (b) by revising footnote (2) to read as follows:

“Pursuant to an operating expense limitation agreement between M.D. Sass Investors Services, Inc., the Fund’s investment adviser (the “Adviser” or “M.D. Sass”) and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of interest, leverage and tax expenses, brokerage commissions and extraordinary expenses) do not exceed 0.70% and 0.95% of the Fund’s average annual net assets, for Institutional Class shares and Retail Class shares, respectively, through June 22, 2014.  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitations on Fund expenses described herein.”

The Trust further responds to (c) by stating supplementally that the Fund’s operating expense limitation agreement has been filed as exhibit (h)(5) with this post-effective amendment.

3.	Staff Comment: With respect to the section entitled “Principal Investment Strategies”:

(a) Please revise disclosure concerning the Fund’s investments in securities issued by the U.S. government and its agencies and instrumentalities to clarify that not all of these securities will be backed by the full faith and credit of the U.S. Government.  Please also make conforming changes to the Fund’s Item 9 disclosure.

(b) The Staff notes that the use of the term “1-3 Year” in the Fund’s name without also using the term “duration” generally refers to the Fund’s target maturity.  Given the Fund’s target dollar-weighted average effective duration of 1-3 years, as discussed in this section, the Staff suggests that the Fund consider adding the term “duration” to its name to clarify that “1-3 Year” relates to duration rather than maturity.

(c) Please add an example demonstrating the meaning of duration to either this section or the Item 9 disclosure.

Response:  The Trust responds to each of the Staff’s comments as follows.

(a) The Trust responds by adding the following statement to the end of the first paragraph of this section:

“Some of the Fund’s investments may be backed by the full faith and credit of the U.S. Government, while others may be supported only by the discretionary authority of the U.S. Government or only by the credit of the issuing agency or instrumentality.”

The Trust responds further by replacing the third sentence of the first paragraph under “Principal Investment Strategies” in the Item 9 disclosure with the following:

Such securities may be backed by the full faith and credit of the U.S. Government, such as the Government National Mortgage Association, commonly known as “Ginnie Mae,” while other such securities may be supported only by the discretionary authority of the U.S. Government, such as the Federal National Mortgage Association, commonly known as “Fannie Mae,” and the Federal Home Loan Mortgage Corporation, commonly known as “Freddie Mac.”  Moreover, other such securities may only be supported by the credit of the issuing agency or instrumentality.”

(b) The Trust responds by adding “Duration” back into the Fund’s name.  Accordingly, the Fund’s name will be “M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund.”

(c) The Trust has added the following example of duration to the Fund’s Item 9 disclosure concerning duration under the Section entitled “Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies”:

“For example, if interest rates decline by 1%, the market value of a portfolio with a duration of two years would rise by approximately 2% and conversely, if interest rates increase by 1%, the market value of the portfolio would decline by approximately 2%.  (Note that this does not include the income earned during the period of increasing or decreasing interest rates).”

4.	Staff Comment: Please confirm whether all Portfolio Managers listed in this section are primarily responsible for the day-to-day management of the Fund’s investment portfolio.

Response:  The Trust responds by confirming that all portfolio managers have primary responsibility for management of the Fund.

Prospectus – Management of the Fund – Prior Performance of the Adviser’s Similar Accounts

5.	Staff Comment: With respect to the disclosure concerning prior performance of similar accounts managed by the Fund’s investment adviser, please:

(a)	explain why a two-year fixed income composite is an appropriate comparison for a Fund with a target duration of 1-3 years; and

(b)
explain why the Merrill Lynch 1-3 Year Treasury Index is an appropriate benchmark for this Fund (i.e., does the index include investments in mortgage-backed securities in a similar manner as the Fund).

Response:  The Trust responds to each of the Staff’s comments as follows:

(a) At any given time, the Fund’s effective duration could range between 1 to 3 years, depending upon the volatility of principal paydowns on underlying mortgages and their reinvestment, but in general the duration will be approximately 2 years.  Therefore, the Adviser believes that its two-year fixed income composite serves as the proper duration reference with respect to the Fund’s targeted duration.

(b) The BofA Merrill Lynch 1-3 Year US Treasury Index (the “Index”) is a popularly utilized index with respect to short duration bond strategies which target the 1-3 year duration segment of the yield curve.  However, the Index does not include mortgage-backed securities in a manner similar to the Fund, but given the Fund strategy’s commitment to U.S. Government and Agency MBS, the Index does provide a reasonably comparable benchmark in terms of credit quality.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers